[redacted]

RECD S.E.C.
APR 1 2008
503

SEC 08031625 MMISSION

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-38114 |

## FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Liberty Brokerage Inc.** [redacted])

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

**80 Pine Street, 25th Floor**
(No. and street)

| **New York** | **NY** | **10005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Mark G. Downey** **201-557-5751**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **Two World Financial Center** | **New York** | **NY** | **10281** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

RECEIVED
2008 APR 1 AM 7:39
SEC / MR

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TULLETT LIBERTY BROKERAGE INC.

(S.E.C. I.D. No. 8-38114)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Tullett Liberty Brokerage Inc.

We have audited the accompanying statement of financial condition of Tullett Liberty Brokerage Inc., (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 26, 2008

# TULLETT LIBERTY BROKERAGE INC.

## Statement of Financial Condition
## December 31, 2007

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 12,361,400 |
| Deposits with Clearing Organizations | | 17,607,400 |
| Securities purchased under agreements to resell | | 10,661,800 |
| Receivables from brokers or dealers and clearing organizations | | 26,655,200 |
| Due from affiliates | | 8,029,000 |
| Deferred tax assets | | 1,613,900 |
| Other assets | | 546,600 |
| **TOTAL ASSETS** | $ | 77,475,300 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---|
| Payables to brokers or dealers and clearing organizations | $ | 33,119,900 |
| Accrued personnel costs | | 2,949,200 |
| Accounts payable and accrued liabilities | | 286,900 |
| Due to affiliates | | 1,654,600 |
| Total liabilities | | 38,010,600 |

**Stockholder's equity**

| | | |
|---|---|---|
| Common Stock, $0.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding | | - |
| Paid In Capital | | 40,477,200 |
| Retained Earnings | | (1,012,500) |
| Total stockholder's equity | | 39,464,700 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 77,475,300 |

See notes to statement of financial condition.

## TULLETT LIBERTY BROKERAGE INC.

### NOTES TO STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2007

### 1. ORGANIZATION

Tullett Liberty Brokerage Inc. (the "Company") is a wholly owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), which is a 100% owned subsidiary of Tullett Prebon Americas Holdings Inc ("TPAH"), which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TPP"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily as a broker of United States government securities and repurchase agreements from its office in New York. The Company provides brokerage services in the form of either agency or principal transactions. The principal transaction business is done on a matched principal basis, whereby revenue is derived from the spread on the buy and sell transactions.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include personnel costs and tax. Actual results could differ from those estimates.

***Securities Transactions***—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers or dealers and clearing organizations.

***Estimated Fair Value of Financial Instruments***—Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments. Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

***Securities Purchased/Sold Under Agreements to Resell/Repurchase*** — Transactions involving securities purchased/sold under agreements to resell (repurchase) ("reverse repurchase agreements" and "repurchase agreement"), principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold (repurchased) as specified in the respective agreements; such amounts include accrued interest.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements, by, in appropriate circumstances, entering into collateral arrangements with counterparties that provide the Company, in the event of a default, the right to liquidate collateral. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including

accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. In many cases, the Company is permitted to sell or repledge the securities received as collateral. At December 31, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge securities was $10,537,600, which the Company used to settle trades.

***Income Taxes***— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry forwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In February 2008, FASB issued FASB Staff Position 48-2, which defers the effective date of FIN 48 for entities, including the Company, to fiscal years beginning after December 15, 2007. The Company is currently evaluating the financial statement impact of adopting FIN 48.

***New Accounting Developments***— In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company adopted on January 1, 2008 SFAS No. 157 and the adoption did not have a material impact on the statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This provides the Company with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the Company on January 1, 2008. The Company adopted on January 1, 2008 SFAS No. 159 and the adoption did not have a material impact on the statement of financial condition.

## 3. STOCK-BASED COMPENSATION

TPP has a number of equity based long-term incentive plans for the granting of non-transferable options to certain employees and executives of the Company. Options granted under the plans vest on the first day on which they become exercisable, which is typically 3 years after the grant date. On the grant date, TPP acquires stock shares that are placed into a trust. The trust holds the shares for the benefit of certain employees to whom shares were granted. The exercise of options within some of the option plans is also

dependent on option holders meeting performance criteria, all of which are non-market conditions. The maximum life of the options is ten years. Options are settled in equity once exercised, using shares held by an Employee Share Ownership Trust for this purpose.

On March 15, 2007, TPP returned £301.5m of capital to its shareholders (142p per ordinary share). A consequence of the return of capital was a corresponding reduction in TPP's share price. In order to preserve the economic value of share options outstanding at the time, the number of shares over which options were held was increased by a factor equivalent to the average TPP share price for the three trading days immediately prior to the return of capital, divided by the average TPP share price for the three trading days immediately following the return of capital (a ratio of 1.31628:1). The change in the number of shares represents a modification to preserve the economic value of the share option plans and therefore there has been no alteration to the cost of the plans.

The following table shows the number and weighted average exercise price for all share options outstanding:

| | 2007 Number of options | 2007 Weighted average exercise price | |
|---|---|---|---|
| Outstanding at start of year | 1,270,269 | - | ** |
| Granted during the year | 0 | | |
| Forfeited during the year | (81,093) | - | ** |
| Exercised during the year | (627,422) | - | ** |
| Recalibration | 203,319 | - | ** |
| Options outstanding at end of year | 765,072 | - | ** |
| Exercisable at end of year | 0 | | |

** - The weighted average exercise price is less than £1.

The total intrinsic value of options exercised during 2007 was $7,676,200. The fair value of shares vested during 2007 was $7,676,200.

During 2007, 627,422 options with a weighted average exercise price of less than £1 and having an intrinsic value of $7,676,200 became vested, and all vested options were exercised resulting in no remaining vested options outstanding as of December 31, 2007.

The estimated fair value of each option granted was calculated by applying a Black-Scholes option pricing model. The model inputs were the share price at grant date, exercise price, expected volatility, expected dividends based on historical dividend payment, expected life of the option until exercise and a risk-free interest rate based on government securities with a similar maturity profile.

The estimated fair value of each share granted under the TPP Employee Benefit Trust 2007 was calculated based on the share price at grant date, adjusted for the non-accumulation of dividends.

The model inputs for each share-based plan are set out below:

| | | Tullett Liberty Equity Incentive Plan | |
|---|---|---|---|
| Share price at date of grant (p) | (i), (ii), (iii) | 208-267 | |
| Exercise price (p) | (i), (ii), (iii) | - | ** |
| Expected volatility | (iv) | 30% | |
| Expected life (years) | | 3 | |
| Risk free rate | | 4.50% | |
| Expected dividend yield | | 2% | |
| Proportion meeting performance criteria | | 100% | |

** - The weighted average exercise price is less than £1.

Notes:

(i) Share price is a British pound quoted price in pence (p)
(ii) Rebased in 2007 for the return of capital with a conversion ratio of 1.31628: 1
(iii) Rebased in 2006 for the demerger of Collins Stewart plc with a conversion ratio of 1.35592:1
(iv) Volatility based on a 90 day average at the date of grant

The weighted average contractual life for the share-based awards outstanding at December 31, 2007 is 6.2 years.

## 4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $1,401,700. Short-term investments with maturity dates of less than three months consist of money market funds held at one U.S. financial institution. These investments are recorded at cost plus accrued interest, which approximates fair value. The other cash accounts are held on deposit at various U.S. financial institutions.

## 5. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

| | At December 31, 2007 | |
|---|---|---|
| | Receivable | Payable |
| Commissions | $ 4,064,600 | $ - |
| Securities failed-to-deliver | 18,889,600 | - |
| Securities failed-to-receive | - | 29,299,100 |
| Clearing organizations | 3,701,000 | 810,700 |
| Trades pending settlement, net | - | 76,600 |
| Other, including affiliates | - | 2,933,500 |
| | $ 26,655,200 | $ 33,119,900 |

## 6. INCOME TAXES

Deferred tax assets of $1,613,900, net of valuation allowance, arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation, stock options and bonuses. The Company had recognized a valuation allowance of $2,070,900, which related to foreign tax credit. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

## 7. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $250,000. At December 31, 2007, the Company had net capital of approximately $24,463,000, which was approximately $24,213,000 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

## 8. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

## 9. COMMITMENTS AND CONTINGENCIES

***Litigation***—In the normal course of business, the Company may be subject to litigation. As of December 31, 2007, there were no pending legal actions against the Company. In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the Company's statement of financial condition.

***Guarantee***—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual

obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2007, the Company has recorded no liabilities with respect to these obligations.

## 10. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2007, was approximately $3,568,131,600 and $3,568,055,000 respectively. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

## 11. STOCKHOLDER'S EQUITY

The Company is authorized to issue 100,000 shares of common stock, $0.01 par value per share, of which 1,000 shares were issued and outstanding at December 31, 2007.

With the exception of regulatory restrictions (see Note 7), there are no restrictions on the Company's ability to pay dividends.

## 12. RELATED-PARTY TRANSACTIONS

Due from affiliates includes a receivable from TPHC for $7,945,700. This receivable represents a bilateral interest-bearing loan with TPHC, which is payable on demand, for allocated general and administrative expenses payable and income taxes payable pursuant to the informal tax sharing agreement with TPHC (see Note 2), net of any cash payments. This net amount has been subordinated to claims of the general creditors of TPHC and bears interest at 1% over the prime rate.

Due to affiliates include payables to Tullett Liberty Securities LLC., Prebon Financial Products Inc., Tullett Liberty (Securities) Limited, and Tullett Prebon (Singapore) Ltd for $667,400, $499,900, $475,800, and $11,500 respectively. The payables represent noninterest bearing cash advances which are payable on demand.

The Company clears securities transactions on behalf of an affiliated company. As of December 31, 2007, the Company had a net payable to this affiliate totaling $2,876,800, which is reflected in "Payables to brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition (see Note 5).

During the year, the Company paid dividends of $6,000,000 to TPHC. In addition, the Company received a capital contribution of $1,547,600 and made capital distributions of $10,224,600 to the parent.

As discussed in Note 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH (see Note 6).

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 26, 2008

Tullett Liberty Brokerage Inc.
80 Pine Street, 25th Floor
New York, NY 10005

In planning and performing our audit of the financial statements of Tullett Liberty Brokerage Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

AFFIRMATION

I, Mark G. Downey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Tullett Liberty Brokerage Inc. (the "Company"), as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company, nor any partner, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

Mark G. Downey — March 26, 2008
Signature — Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26th day of March 2008

Sewkumari Deonarine
Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 20 11

END